UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces Adoption of Metrion® by Two Leading Global Manufacturers”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2026

NOVA LTD. (Registrant) By: /s/ Guy Kizner —————————————— Guy Kizner Chief Financial Officer

Company Contact:
Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
E-mail - msegal@ms-ir.com

Nova Announces Adoption of Metrion® by Two Leading
Global Manufacturers

REHOVOT, Israel – January 29, 2026 – Nova (Nasdaq: NVMI) a leading innovator in metrology and process control solutions for advanced semiconductor manufacturing, today announced the adoption of its Nova Metrion® platform by global leaders in Memory and Logic device production. The platform was purchased for Gate-All-Around (GAA) and advanced DRAM device production, enabling customers to accelerate performance and yield.

This achievement marks a significant milestone in Nova Metrion®’s market penetration. By securing adoption for both GAA and advanced DRAM processes, Nova expands its materials metrology footprint in two of the most critical technology inflections driving semiconductor growth today.

"The adoption of Nova Metrion® by leading global manufacturers underscores Nova’s commitment to enabling the industry’s most advanced technology transitions," said Gaby Waisman, President and CEO of Nova. "Our solutions continue to play a pivotal role in supporting innovation across both Logic and Memory segments. This milestone reflects the strength of Nova’s portfolio and its alignment to our customers’ needs, and we remain focused on delivering sustainable growth through technology leadership."

Nova Metrion® is the first fully automated Secondary Ion Mass Spectrometry system validated for inline production process control. Enabling full-wafer mapping, the platform shortens time to feedback and delivers rapid ROI by identifying process excursions in near-real time to prevent scrap and expensive rework. Time-sensitive information is critical for Statistical Process Control. Nova Metrion® uniquely addresses this need by carrying out repetitive measurements, typically done in the lab, within the fab itself. The system is engineered to deliver high-precision metrology results for process control of complex films stacks for both logic and memory devices. Measuring the precise concentration of chemical species as a function of depth, Nova Metrion® generates compositional profiles that can be used to monitor and control various important properties, including dopant concentration, implant uniformity, and contamination levels.

About Nova
Nova is a leading innovator and key provider of material, optical and chemical solutions for advanced metrology and process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields, and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following:  risks related to information technology security threats, sophisticated computer crime, and data privacy; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies and taxation; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; risks related to the use of artificial intelligence technologies; challenges related to our new ERP system; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 20, 2025. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.